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August 10, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mses. Kathy Churko and Deborah O’Neal

Re:	BlackRock LifePath® Index Retirement Fund, BlackRock LifePath® Index 2020 Fund,
BlackRock LifePath® Index 2030 Fund, BlackRock LifePath® Index 2040 Fund and
BlackRock LifePath® Index 2050 Fund, each a series of BlackRock Funds III
Registration Statement on Form N-14 (File No. 333-225630)

Dear Mses. Churko and O’Neal:

On behalf of BlackRock Funds III (the “Registrant”), this letter supplements the response letter filed with the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) via EDGAR on August 1, 2018 (the “Original Response Letter”). This letter responds to the telephonic comments provided by Ms. Kathy Churko of the staff of the Commission (the”Staff”) on August 8, 2018, regarding the Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 filed with the Commission on June 20, 2018 (the “Registration Statement”) relating to the proposed acquisitions by BlackRock LifePath® Index Retirement Fund, BlackRock LifePath® Index 2020 Fund, BlackRock LifePath® Index 2030 Fund, BlackRock LifePath® Index 2040 Fund and BlackRock LifePath® Index 2050 Fund (each, an “Acquiring Fund” and collectively, the “Acquiring Funds”), each a series of the Registrant, of all of the assets and certain stated liabilities of, respectively, State Farm LifePath® Retirement Fund, State Farm LifePath® 2020 Fund, State Farm LifePath® 2030 Fund, State Farm LifePath® 2040 Fund and State Farm LifePath® 2050 Fund (each, a “Target Fund” and collectively, the “Target Funds”), each a series of State Farm Mutual Fund Trust (the “Target Trust”), in exchange for shares of the corresponding Acquiring Fund. Each Target Fund and each Acquiring Fund may be referred to herein as a “Fund.” Each Acquiring Fund after consummation of the applicable Reorganization is referred to herein as a “Combined Fund.” We received confirmation from Ms. Deborah O’Neal from the Staff on August 8, 2018 that she has no further comments to the Registration Statement and the Original Response Letter.

The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Registrant. Representatives of the Target Trust have reviewed this letter and have represented to the Registrant that any statements regarding the Target Funds are accurate. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment.

Unless otherwise indicated, defined terms used herein have the meaning set forth in the Registration Statement.

Securities and Exchange Commission

August 10, 2018

Accounting Comments

Comparison of the Funds–Purchase, Redemption, Exchange and Valuation of Shares

Comment 1:    In the section entitled “Comparison of the Funds–Purchase, Redemption, Exchange and Valuation of Shares–Comparison of Valuation Policies” please confirm supplementally that the Funds have been parallel priced and that there were no material differences resulting from the parallel pricing.

Response:    The Registrant confirms that the Funds have been parallel priced and that there were no material differences resulting from parallel pricing. The Registrant has added disclosure to note that no material valuation adjustments are expected in the lead-in to the capitalization table, similar to the disclosure added in the registration statements on Form N-14 being filed for other BlackRock registrants.

Other Information – Capitalization and Statement of Additional Information

Comment 2:     In the pro forma financials in the Statement of Additional Information and the capitalization tables, please include adjustments for the redemption of State Farm Mutual Automobile Insurance Company (“SFMAIC”) holdings, as applicable. In accordance with guidance provided at the American Institute of Certified Public Accountants (“AICPA”) Investment Companies Expert Panel Meeting held on December 19, 2006, please do not include adjustments for expected gains or losses for the sale of portfolio securities in connection with the Reorganizations in the pro forma financials in the Statement of Additional Information and the capitalization tables. The Staff notes that the capitalization tables and the pro forma net asset amounts provided in the Statement of Additional Information should reflect the same adjustments and match each other.

Response:    The requested change has been made, and the pro forma financials in the Statement of Additional Information and the capitalization tables have been updated to remove any adjustments for the distribution of expected gains or losses for the sale of portfolio securities in connection with the Reorganizations. Additionally, the Registrant has added disclosure to reflect that the capitalization tables do not include such distributions.

* * *

Please do not hesitate to contact me at (212) 839-8615 if you have comments or if you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Jesse C. Kean
Jesse C. Kean

cc:	Benjamin Archibald
Gladys Chang
John A. MacKinnon